

April 13, 2021

Scott Burrows
Chief Financial Officer
Arcutis Biotherapeutics, Inc.
3027 Townsgate Road Suite 300
Westlake Village , California

> **Re: Arcutis Biotherapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 16, 2021**
> **File No. 001- 39186**

Dear Mr. Burrows:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 91

1. You present a table of direct and indirect costs on page 91 and disclose on page 89 that you allocate direct external costs to your product candidates. Considering that your product candidates are now in more advanced late stages of clinical trials, please provide disaggregated disclosure for external costs by product candidate or indication incurred for each period or tell us why additional disclosure cannot be provided.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391 or Mary Mast at (202) 551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences